CARRIER GLOBAL CORPORATION
13995 Pasteur Boulevard
Palm Beach Gardens, Florida 33418

June 7, 2024

Division of Corporation Finance
Office of Technology
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn: Joseph Kempf
Robert Littlepage

    RE:    Carrier Global Corporation
        Form 10-K for the Year Ended December 31, 2023, filed February 6, 2024
        File No. 001-39220

Dear Mr. Kempf and Mr. Littlepage:

This letter is in response to the comment letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated May 31, 2024. To assist in the Staff’s review, we have included the text of the Staff’s comments below in bold, italic type, followed in each case by the response of Carrier Global Corporation (the “Company”).

Form 10-K for the Year Ended December 31, 2023, filed February 6, 2024
Management's Discussion and Analysis
Results of Operations
Segment Review, page 37

1.Please revise to discuss and, to the extent practical, quantify the impact of your planned divestitures of Commercial Refrigeration, Access Solutions, and Industrial Fire on your future operations as required by Item 303(b)(2)(ii) of Regulation S-K. Address the material impact of any known uncertainties related to these divestitures.

Response:

The Company acknowledges the Staff’s comment and believes that the Management’s Discussion and Analysis within its Form 10-K for the year ended December 31, 2023 (the “Form 10-K”) reflects the disclosure requirements of Item 303 of Regulation S-K. However, in response to the Staff’s comment, the Company will further enhance its future disclosures, including in the Company’s Form 10-Q for the period ended June 30, 2024, to include a statement that the

Company believes that the disposal of the Fire & Security segment, in aggregate, will likely qualify to be reported as a discontinued operation in the second half of 2024 as discussed in the Company’s response to the Staff’s second comment below. In addition, the Company will enhance the quantification of the impact of the divestitures on the Company’s revenues by disaggregating the revenues of each of the Access Solutions and Industrial Fire businesses, reported as part of the Company’s Fire & Security segment, and the Commercial Refrigeration business, reported as part of the Company’s Refrigeration segment, for the six month period ending June 30, 2024, for the six month period ended June 30, 2023 and for the year ended December 31, 2023. Finally, the Company notes that the disposal of Access Solutions was completed on June 3, 2024, purchase agreements to sell Commercial Refrigeration and Industrial Fire were entered into on December 12, 2023, and March 5, 2024, respectively, both of which the Company anticipates will be completed in the second half of 2024, and there are currently no known uncertainties that may have a material impact on either of the divestitures.

Financial Statements
Consolidated Statement of Operations, page 49

2.We note the classification of the assets and liabilities of the Commercial Refrigeration, Access Solutions, and Industrial Fire businesses as held for sale in your year-end and interim period financial statements. Explain to us why you did not separately report the results of operations of the discontinued operations on your income statement in accordance with ASC 205-20-45-3. Please provide us your comprehensive analysis of the applicable accounting literature as part of your response.

Response:
The Company acknowledges the Staff’s comment and notes that the Company did not separately report the results of operations for the Commercial Refrigeration, Access Solutions, or Industrial Fire businesses on its income statement following its determination that none met the criteria set forth under ASC 205-20-45 for treatment as a discontinued operation as of December 31, 2023.

ASC 205-20-45 requires that a disposal be reported as a discontinued operation if all of the following criteria are met: (1) the disposal group is a component of an entity; (2) the component meets the held-for-sale criteria per ASC 360-10-45; and (3) the disposal represents a strategic shift that will have a major effect on an entity’s operations and financial results. As of December 31, 2023, each of the Company’s Commercial Refrigeration, Access Solutions and Industrial Fire businesses met the first two criteria but did not meet the third criterion.

With respect to the third criterion, the Company assessed all relevant information regarding each of the planned disposals in accordance with the guidance provided in ASC 205-20-45-1C, which provides several examples of a strategic shift that will have a major effect on an entity’s operations and financial results including a disposal of a major geographical area, a major line of business, a major equity method investment, or other major parts of an entity. The Company considered the specific examples provided in ASC 205-20 that include a sale of a product line that represents 15% of total revenues, the sale of a geographic area that represents 20% of total assets and a sale of 80% of one of an entity’s two product lines. These examples were used to guide the Company’s judgment in reaching its accounting conclusions recognizing that these examples are illustrative and do not establish “bright line” thresholds. In addition, the Company considered the disclosure requirements in ASC 360-10 related to the disposal of an individually significant component of an entity that does not qualify for presentation as a discontinued operation and other interpretative accounting guidance that suggests that “major” denotes a quantitatively significant threshold.

With respect to the Commercial Refrigeration business, quantitatively, the business represented approximately 5% and less than 0.5% of the Company’s consolidated net sales and operating profit, respectively, for the year ended December 31, 2023, and approximately 3% of the Company’s consolidated total assets as of December 31, 2023. These amounts are significantly below those used in the examples provided in ASC 205-20. Qualitatively, the Commercial Refrigeration business is reported as part of the Company’s Refrigeration segment and is a non-core business primarily providing stationary cabinet solutions to customers in Europe and Asia Pacific. The sale of the business was an economic decision made to divest a non-core business to further the Company’s existing vision to become the global leader in intelligent heating, ventilating and air conditioning (“HVAC”) and refrigeration-related climate and energy solutions, accelerate the Company’s existing growth strategy, and position the Company to provide superior shareholder value. In part, this will be accomplished by reinvesting the proceeds from the sale of the Commercial Refrigeration business into the Company’s core HVAC and remaining refrigeration businesses and reducing leverage resulting from the recent acquisition of the climate solutions business (the “VCS Business”) of Viessmann Group GmbH & Co KG in January 2024. Based on these quantitative and qualitative considerations, the Company concluded that the disposal of the Commercial Refrigeration business does not represent a strategic shift that will have a major effect on the Company’s operations and financial results and the disposition was not reported as a discontinued operation.

With respect to the Access Solutions and Industrial Fire businesses, which are reported as part of the Company’s Fire & Security segment, the Company evaluated each disposition, individually and in the aggregate, given the Company’s April 2023 announced plan to exit its entire Fire & Security segment. Quantitatively, on an individual basis, the Access Solutions business represented approximately 3% and 12% of the Company’s consolidated net sales and operating profit, respectively, for the year ended December 31, 2023, and approximately 5% of the Company’s consolidated total assets as of December 31, 2023. The Industrial Fire business represented approximately 2% and 5% of the Company’s consolidated net sales and operating profit, respectively, for the year ended December 31, 2023, and approximately 2% of the Company’s consolidated total assets as of December 31, 2023. The amounts for both businesses are significantly below those used in the examples provided in ASC 205-20. Qualitatively, on an individual basis, Access Solutions and Industrial Fire are non-core businesses primarily providing software driven access solutions to commercial, real estate and hospitality customers and safety solutions across detection and suppression for high hazard applications, respectively. Consistent in approach to the Commercial Refrigeration business, the sale of these businesses was an economic decision made to divest non-core businesses to accelerate the Company’s existing growth strategy, position the Company to provide superior shareholder value and further the Company’s existing vision to become the global leader in intelligent HVAC- and refrigeration-related climate and energy solutions. Based on these quantitative and qualitative considerations, the Company concluded that the disposals of the Access Solutions and Industrial Fire businesses, considered individually and in the aggregate, do not represent a strategic shift that will have a major effect on the Company’s operations and financial results and the dispositions were not reported as discontinued operations.

At the time of the Company’s April 2023 announced plan to exit its entire Fire & Security segment, the Company also evaluated whether the disposal of the Fire & Security segment, taken in the aggregate and inclusive of the dispositions of the Access Solutions and Industrial Fire businesses, represented a strategic shift that will have a major effect on the Company’s operations and financial results. The Company concluded that the announced plan represents a single disposal plan (solely for purposes of ASC 205-20) involving the individual disposal of four separate businesses over multiple reporting periods including Access Solutions, Industrial Fire, the Fire & Security segment’s remaining significant business, global fire commercial and residential products, and Kidde-Fenwal, Inc., an industrial fire detection and suppression business, that is now pending sale in bankruptcy court. The Company notes that ASC 205-20 does not require a component, such as the Company’s Fire & Security segment, to be sold in a single transaction. However, ASC 205-20 does require, as noted above, that a disposal must have a major effect and be quantitatively significant to qualify to be reported as a discontinued operation. Quantitatively, the Fire & Security segment, evaluated in total, represented approximately 15% and 22% of the Company’s consolidated net sales and operating profit, respectively, for the year ended December 31, 2023, and approximately 17% of the Company’s consolidated total assets as of December 31, 2023. These amounts are significant and consistent with those used in the examples provided in ASC 205-20. As such, the Company concluded that the overall plan to dispose of the Fire & Security segment, in aggregate, represents a strategic shift that will have a major effect on its operations and financial results and that the disposition of the Fire & Security segment should be reported as a discontinued operation at such time as all of the significant business components comprising the segment are classified as held for sale or have been disposed of and have a quantitatively major effect in the aggregate. In considering the guidance in ASC 205-20 and other interpretative accounting guidance, the Company concluded that it is appropriate to wait until the disposition of the Fire & Security segment has a quantitatively major effect, which is when all of the significant components of the Fire & Security segment are classified as held for sale or have been disposed of, before reporting any individual business as a discontinued operation. At that time, which the Company expects will occur when the Fire & Security segment’s global fire commercial and residential products business qualifies as held for sale, the results of any of the Fire & Security segment’s business components that were classified as held for sale or disposed of in prior periods in accordance with the plan will be reclassified to discontinued operations. The Company believes that this will likely occur in the second half of 2024, at which time the Fire & Security segment will be reported as a discontinued operation.

3.We note the Company reported a gain of $1.1 billion in connection with the sale of Chubb during the year ended December 31, 2022. It appears that Chubb was a component of the Company. Explain to us why you did not account for the disposal of Chubb as a discontinued operation in accordance with ASC 205-20-45.

Response:
The Company acknowledges the Staff’s comment and notes that the Company did not account for the disposal of Chubb as a discontinued operation following its determination that Chubb did not meet all of the criteria set forth under ASC 205-20-45 as of December 31, 2022.

As noted above, ASC 205-20-45 requires that a disposal be reported as a discontinued operation if all of the following criteria are met: (1) the disposal group is a component of an entity; (2) the component meets the held-for-sale criteria per ASC 360-10-45; and (3) the disposal represents a strategic shift that will have a major effect on an entity’s operations and financial results. As of December 31, 2022, Chubb met the first two criteria but did not meet the third criterion.

With respect to the third criterion, the Company assessed all relevant information regarding the planned disposal of Chubb in accordance with the guidance provided in ASC 205-20-45-1C, which provides several examples of a strategic shift that will have a major effect on an entity’s operations and financial results including a disposal of a major geographical area, a major line of business, a major equity method investment, or other major parts of an entity. The Company considered the specific examples provided in ASC 205-20 that include a sale of a product line that represents 15% of total revenues, the sale of a geographic area that represents 20% of total assets and a sale of 80% of one of an entity’s two product lines. These examples were used to guide the Company’s judgment in reaching its accounting conclusions recognizing that these examples are illustrative and do not establish “bright line” thresholds. In addition, the Company considered the disclosure requirements in ASC 360-10 related to the disposal of an individually significant component of an entity that does not qualify for presentation as a discontinued operation and other interpretative accounting guidance that suggests that “major” denotes a quantitatively significant threshold.

Quantitatively, Chubb represented approximately 10% and 6% of the Company’s consolidated net sales and operating profit, respectively, for the year ended December 31, 2022, and approximately 12% of the Company’s consolidated total assets as of December 31, 2022. These amounts are significantly below those used in the examples provided in ASC 205-20. Qualitatively, Chubb was reported as part of the Company’s Fire & Security segment and was a non-core business that primarily delivered fire safety and security solutions from design and installation to monitoring, service and maintenance around the globe. The Fire & Security segment also includes the businesses noted in the prior response above including Access Solutions, Industrial Fire, global fire commercial and residential products and Kidde-Fenwal, Inc., which continue to serve each of the geographical markets served by Chubb. At the time of the disposition of Chubb, the Company announced that the remaining Fire & Security businesses were an integral part of the Company’s healthy, safe, sustainable, and intelligent building strategy indicating that the Company would continue to actively participate in global fire and security markets after the disposal of Chubb. Further, the Company announced that the disposition of Chubb enhanced the Company’s growth, margin and free cash flow profile, enabled it to focus on its core businesses and resulted in the allocation of the net proceeds consistent with its capital allocation priorities including inorganic opportunities to complement the Company’s existing portfolio of core businesses. Based on the quantitative and qualitative considerations made at that time, the Company concluded that the disposal of Chubb did not represent a strategic shift that had a major effect on the Company’s operations and financial results and the disposition was not reported as a discontinued operation.
Please contact me at Patrick.Goris@carrier.com if you need any additional information.

Sincerely,

/s/PATRICK GORIS S
Patrick Goris
Senior Vice President and Chief Financial Officer